
02058680

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
SEP 23 2002
WASH, D.C. 155 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002.

DIAMONDWORKS LTD.
(Translation of Registrant's Name Into English)

24 Johnson Street, 1st Floor, The Oaks, Riverwoods Office Park, Bedfordview 2008, South Africa
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS AND RECENT DEVELOPMENTS AS AT MAY 31, 2001

The following discussion should be read in conjunction with the accompanying consolidated financial statements and the relevant notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in United States Dollars.

Forward Looking Statements

This Management Discussion and Analysis contains "forward looking statements" that express expectations of future events or results. All statements based on future expectations rather than historical facts are forward looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct.

RESULTS OF OPERATIONS

Overview

On February 9, 2001, the shareholders of the Company approved a share consolidation on the basis of one new common share for twenty old common shares. As a result of the share consolidation, the common shares outstanding on November 30, 2000 changed to 12,243,950, and after the acquisition issue of shares for creditor and note payable conversion to 52,120,015. The consolidation was implemented immediately prior to the acquisition discussed below.

The Company converted accounts and notes payable amounting to US$21,089,477. This was converted to 7,876,065 common outstanding shares.

On March 22, 2001 the company completed its acquisition of Central African Diamond Company S.A.R.L. and Central African Mining Company S.A.R.L. After the acquisition Lyndhurst limited directly or indirectly now owns the majority of the outstanding shares of the Company.
The fair value of the net assets acquired on March 22, 2001 is deemed to be US$6,213,842.

Three months and six-month ended May 31, 2001 compared to the three and six months ended May 31, 2000.

The financial position, results of operations and cash flows reflect those of CADCO and CAMCO, and include those of the Company only for the period subsequent to March 22, 2001. Due to the adoption of the reverse method of accounting, CADCO and CAMCO are deemed to have acquired the Company. The Company incurred a net loss of US$1,169,299 for the three months ended May 31, 2001 and US$1,917,551 for the six months ended May 31, 2001. For the comparable period the previous year the company incurred a loss of US$87,846 and a profit of US$331,686 respectively. The Company prior to the acquisition incurred a loss of US$4,569,421 for the period ended May 31, 2000.

The results reflect no revenue from diamond sales due to the restructuring process and the temporary suspension of operations. All operations were placed on care and maintenance by May 2000. Expenses reflect costs of complying with the requirements of the Toronto Stock Exchange and the Lyndhurst Limited agreement. The Company was able to reduce the cost of care and maintenance to a minimum. The third quarter will reflect a larger portion of costs to exploration, planning and preparation in order to ensure the optimal re-opening of various mining operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company held cash of US$251,085 and accounts receivable amounted to US$687,355 at May 31, 2001. The Company, under the reverse method of accounting, held cash of US$2,311,052 at November 2000. The funding of administrative costs and compliance to Toronto Stock Exchange and Lyndhurst Limited agreement requirements accounted for most of the reduction in working capital.
The Company has access to a further US$650,000 short-term loan finance from Lyndhurst Limited to fund future operations. The ability of the Company to continue as a going concern is dependent on further funding from Lyndhurst Limited in addition to the short-term loan mentioned. It will seek additional funding from investors to fund further acquisitions and development projects during 2001and is currently investigating joint venture options.

Angola
Luo Property – The exploration rights to the five known kimberlite pipes remain the subject of pending application for extensions. Trial mining of the Camatchia pipe originally planned for the third quarter of 1999, was postponed due to financial constraints and is subject to receiving the necessary time extension referred to above and the financial restructuring necessary to facilitate and finance such further development.
Yetwene Project – The Yetwene project was placed under care and maintenance in November 1999 and this status quo is being maintained.
The directors have decided, due to the security position, not to focus on Angola. This decision is inline with positions adopted by De Beers and other diamond mining companies with interest in Angola.

Sierra Leone
The end of the armed conflict in Sierra Leone due to the intervention of the United Nations has rekindled interest in the Diamondworks assets. The board of directors visited the country at the request of the government and has decided to resume mining activities as soon as access to the mining assets can be regained. The assets comprise the Koidu kimberlite pipe and alluvial prospects located on the Sewa River. The Koidu pipe has diamond resources of 4.67 million carats at an average value of US$250 per carat. It remains one of the principal long-term assets of Diamondworks.

Lesotho
On March 5, 1998 Diamondworks acquired an option to acquire a 50% joint venture interest in the Kao project located in the Kingdom of Lesotho. The Kao is a 19.8-hectare kimberlite pipe

with reported resources on the option portion of 2.7 million carats and, with a reported grade of 18 carats per tonne at a value of US$100 per carat. Negotiations are to be reopened on this property, as it is located in a non-conflict area, which is inline with the new management policy of developing the company's lower risk and non-conflict properties.

Central African Republic
The CADCO and CAMCO operations will be brought out of care and maintenance as soon as the Company has sufficient funding and finalisation is reached with regard to several joint venture proposals currently being investigated by the board of directors.

OUTLOOK
The Company has just completed lengthy and protracted negotiations with Lyndhurst and complied with stringent Toronto Stock Exchange requirements. With these completed the Company can now look to formalising of joint ventures and funding of projects.

Resource exploration, development and mining are speculative businesses, marked by significant risks. Diamondworks in particular, given the location of some of its mineral assets, is susceptible to conflict, logistics, government regulations, allowable production, importing and exporting of minerals and environmental protection laws, the combination of which may result in less than adequate return on invested capital. Other risks specific to the Company's operations would include political and regulatory instability and the protection of the assets and risks associated with rights to title of Diamondworks' mineral property investments, all of which have a direct impact on the Company's ability to raise capital.

Given the decision to acquire options and start operations in non-conflict areas the future of the Company relies on the ability to find viable mining alternatives in stable locations and to what extent funding can be obtained by the Company whether by way of joint ventures, additional equity and debt financing. Assurance cannot be given that the funding requirements will be available, which in turn may have the effect of the Company being unable to carry on with envisaged developments, fulfil its obligations in terms of agreements and obtain the necessary licences and permits. Certain assets written-off in the past, in terms of Canadian GAAP, cannot now be re-instated in value and should the funding of future ventures not be found, additional write off of assets will result in a further reduction of the net asset in the balance sheet.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS AND RECENT DEVELOPMENTS AS AT AUGUST 31, 2001

The following discussion should be read in conjunction with the accompanying consolidated financial statements and the relevant notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in United States Dollars.

Forward Looking Statements

This Management Discussion and Analysis contains "forward looking statements" that express expectations of future events or results. All statements based on future expectations rather than historical facts are forward looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct.

RESULTS OF OPERATIONS

Overview

The Company is a diamond mining company, which is focused on its joint venture, direct, or indirect interests in diamond exploration, development and production properties in Angola, diamond exploration and development properties in Sierra Leone and exploration properties in the Central African Republic. The Company has further directed its attention to Lesotho and the Middle Orange River exploration possibilities.

Three months and nine-months ended August 31, 2001 compared to the three and nine-months ended August 31, 2000.

The financial position, results of operations and cash flows reflect those of CADCO and CAMCO, and include those of the Company only for the period subsequent to March 22, 2001. Due to the adoption of the reverse method of accounting, CADCO and CAMCO are deemed to have acquired the Company. The Company incurred a net loss of US$859,152 for the three months ended August 31, 2001 and US$2,776,703 for the nine months ended August 31, 2001. For the comparable period the previous year the company achieved a profit of US$558,762 and a profit of US$890,448 respectively. The Company prior to the acquisition incurred a loss of US$6,141,322 for the nine-month period ended August 31, 2000.

The results for the nine-month period reflect no revenue from diamond sales due to the restructuring process and the temporary suspension of operations. All operations were placed on care and maintenance by May 2000 pending the finalisation of the Lyndhurst agreement. Expenses to May 2001 reflect costs of complying with the requirements of the Toronto Stock Exchange and the Lyndhurst Limited agreement. The Company was able to reduce the cost of care and maintenance to a minimum. The third quarter reflects a portion of costs to exploration, planning and preparation in order to ensure the optimal re-opening of various mining operations and the analysis of options in Lesotho and the Middle Orange River in South Africa.

LIQUIDITY AND CAPITAL RESOURCES

The Company held cash of US$197,497 and accounts receivable amounted to US$687,355 at August 31, 2001.
The ability of the Company to continue as a going concern is dependent on further funding from Lyndhurst Limited. It will seek additional funding from investors to fund further acquisitions and development projects during the remainder of 2001and is currently investigating joint venture options.

Angola
Luo Property – The exploration rights to the five known kimberlite pipes remain the subject of pending application for extensions. Trial mining of the Camatchia pipe originally planned for the third quarter of 1999, was postponed due to financial constraints and is subject to receiving the necessary time extension referred to above and the financial restructuring necessary to facilitate and finance such further development.
Yetwene Project – The Yetwene project was placed under care and maintenance in November 1999 and this status quo is being maintained.

Sierra Leone
The end of the armed conflict in Sierra Leone due to the intervention of the United Nations has rekindled interest in the Diamondworks assets. The board of directors visited the country at the request of the government and has decided to resume mining activities as soon as access to the mining assets can be regained. The assets comprise the Koidu kimberlite pipe and alluvial prospects located on the Sewa River. The Koidu pipe has diamond resources of 4.67 million carats at an average value of US$250 per carat. It remains one of the principal long-term assets of Diamondworks.

Lesotho
On March 5, 1998 Diamondworks acquired an option to acquire a 50% joint venture interest in the Kao project located in the Kingdom of Lesotho. The Kao is a 19.8-hectare kimberlite pipe with reported resources on the option portion of 2.7 million carats and, with a reported grade of 18 carats per tonne at a value of US$100 per carat. Negotiations were reopened on this property, however the vendor subsequently failed to provide the Company with the necessary warranties regarding tenure and environmental rehabilitation.

Central African Republic
The CADCO and CAMCO operations will be brought out of care and maintenance as soon as the Company has sufficient funding and finalisation is reached with regard to several joint venture proposals currently being investigated by the board of directors. The current unrest and curfew in the country makes it difficult to finalise joint venture opportunities.

Middle Orange River
The Company has entered into negotiations to purchase two mineral properties namely, Miners Hope and Saxendrift Annexe. The purchase price of US$350,000 for Miners Hope is payable in cash, as and when the company and its subsidiaries have obtained a new banking facility. The Saxendrift Annexe agreement is expected to be finalised by November 30, 2001.

Otterbea International (Pty) Ltd
It has been agreed that the Company will acquire 80.1% of the outstanding shares of Otterbea International (Pty) Ltd from Sir Trading SA (Pty) Ltd, a company controlled by a director and officer of the Company, in consideration for Cdn.$5,406,750 by the issuance of 7,209,000 common shares of the Company at a deemed price of Cdn$0.75 per share. The vendor has warranted a minimum of US$2,000,000 in pre-tax earnings for the year ending August 31, 2002. The agreement is subject to various conditions, including regulatory approvals.

OUTLOOK

Resource exploration, development and mining are speculative businesses, marked by significant risks. Diamondworks in particular, given the location of some of its mineral assets, is susceptible to conflict, logistics, government regulations, allowable production, importing and exporting of minerals and environmental protection laws, the combination of which may result in less than adequate return on invested capital. Other risks specific to the Company's operations would include political and regulatory instability and the protection of the assets and risks associated with rights to title of Diamondworks' mineral property investments, all of which have a direct impact on the Company's ability to raise capital.

Given the decision to acquire options and start operations in non-conflict areas the future of the Company relies on the ability to find viable mining alternatives in stable locations and to what extent funding can be obtained by the Company whether by way of joint ventures, additional equity and debt financing. Assurance cannot be given that the funding requirements will be available, which in turn may have the effect of the Company being unable to carry on with envisaged developments, fulfil its obligations in terms of agreements and obtain the necessary licences and permits. Certain assets written-off in the past, in terms of Canadian GAAP, cannot now be re-instated in value and should the funding of future ventures not be found, additional write off of assets will result in a further reduction of the net asset in the balance sheet.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS AND RECENT DEVELOPMENTS AS AT FEBRUARY 28, 2002

The following discussion should be read in conjunction with the accompanying consolidated financial statements and the relevant notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in United States Dollars.

Forward Looking Statements

This Management Discussion and Analysis contains "forward looking statements" that express expectations of future events or results. All statements based on future expectations rather than historical facts are forward looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct.
The factors that could cause actual results to differ materially from those indicated in this report include political and security related concerns adversely impacting the Company's ability to safely conduct its operations in certain developing countries, changes in prevailing prices of diamonds, variations in grade of the ore mined and unforeseen difficulties in mining operations.

RESULTS OF OPERATIONS

Overview

The Company is a diamond mining company, which is focused on its joint venture, direct, or indirect interests in diamond exploration, development and production properties in Angola, diamond exploration and development properties in Sierra Leone and exploration properties in the Central African Republic. Other areas are also investigated from time to time.

Three months ended February 28, 2002 compared to the three months ended February 28, 2001.

The financial position, results of operations and cash flows reflect those of CADCO and CAMCO for the comparative figures.
The Company incurred a net loss of US$417,934 for the three months ended February 28, 2002 For the comparable period the previous year the company incurred a loss of US$307,499. The Company prior to the acquisition incurred a loss of US$933,282 for the period ended February 28, 2001; this loss is made up mainly of debt servicing costs prior to the conversion of creditors.

The results reflect no revenue from diamond sales due to the restructuring process and the temporary suspension of operations. The Company was able allocate some funds to exploration projects.

LIQUIDITY AND CAPITAL RESOURCES

The Company held cash of US$36,757 and accounts receivable amounted to US$402,317 at February 28, 2002.

The ability of the Company to continue as a going concern is dependent on further funding from Lyndhurst Limited. It will seek additional funding from investors to fund further acquisitions and development projects during 2002 and is currently investigating joint venture options.

Angola
Luo Property – The exploration rights to the five known kimberlite pipes remain the subject of pending application for extensions. Trial mining of the Camatchia pipe originally planned for the third quarter of 1999, was postponed due to financial constraints and is subject to receiving the necessary time extension referred to above and the financial restructuring necessary to facilitate and finance such further development.
Yetwene Project – The Yetwene project was placed under care and maintenance in November 1999 and this status quo is being maintained.
Some of the directors are due to visit Angola with the intention of starting operations in Yetwene and Luo. It is also the intention of the Company to commence trial mining of the Camatchia pipe.

Sierra Leone
The Company re-established a representative office in Freetown in May 2001 following the intervention of the United Nations to secure a lasting and meaningful peace in the country. A formal declaration of the end of the conflict was made in January 2002. The Company's management, together with the local stakeholders, visited the Koidu Kimberlite Project in January 2002 with a view to estimating and assessing the damage to the Company's fixed assets (written off in 1999). Management estimates that a total of US$6.2 million will be required to re-generate the Project. The expected returns achievable on capital investments are more than acceptable and the Koidu Project has become one of the focus areas for development. The returns mentioned above

Middle Orange River
Purchase agreements with respect to two properties, namely Miners Hope and Saxendrift Annexe were finalised during the previous financial year. In terms of these agreements, the vendors of the properties provided the Company with warranties in respect of resource tonnages, water servitudes and surface rights. Additional holes were drilled on the properties in order to confirm resource tonnages. The results of the drilling program were disappointing and, as a result of the reduced tonnages and warranties in respect of water servitudes and surface rights not being met. The Company management took the decision not to proceed with the project.

Central African Republic
The CADCO and CAMCO operations will be brought out of care and maintenance as soon as the Company has sufficient funding and or a joint venture agreement can be finalised to fund

operations. The unrest in the country continues and curfews are still maintained in the capital city.

The Company remains burdened with a substantial working capital deficit and has continued in a position of not being able to reduce its debt burden and achieve its objective of profitable operations. The company has relied on the continued support from Lyndhurst and its creditors to fund new ventures and monthly overhead.

OUTLOOK

The Company has just completed lengthy and protracted negotiations with Lyndhurst and complied with stringent Toronto Stock Exchange requirements. With these completed the Company can now look to formalising of joint ventures and funding of projects.

Resource exploration, development and mining are speculative businesses, marked by significant risks. Diamondworks in particular, given the location of some of its mineral assets, is susceptible to conflict, logistics, government regulations, allowable production, importing and exporting of minerals and environmental protection laws, the combination of which may result in less than adequate return on invested capital. Other risks specific to the Company's operations would include political and regulatory instability and the protection of the assets and risks associated with rights to title of Diamondworks' mineral property investments, all of which have a direct impact on the Company's ability to raise capital.

Given the decision to acquire options and start operations in non-conflict areas the future of the Company relies on the ability to find viable mining alternatives in stable locations and to what extent funding can be obtained by the Company whether by way of joint ventures, additional equity and debt financing. Assurance cannot be given that the funding requirements will be available, which in turn may have the effect of the Company being unable to carry on with envisaged developments, fulfil its obligations in terms of agreements and obtain the necessary licences and permits. Certain assets written-off in the past, in terms of Canadian GAAP, cannot now be re-instated in value and should the funding of future ventures not be found, additional write off of assets will result in a further reduction of the net asset in the balance sheet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMONDWORKS LTD.
(Registrant)



Date September 12, 2002

By ______________________
(Signature)

Name: Bernard G. Poznanski
Title: Corporate Secretary

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